Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:
.	Transcript of presentation by Helix Energy Solutions Group, Inc. First Quarter 2006 Earnings Conference Call on May 3, 2006.

Helix Energy Solutions Group, LLP
First Quarter 2006 Earnings Conference Call
May 3, 2006
     Moderator (M): Welcome, and thank you for standing by. At this time, all participants are in a “listen only” mode. During the Question and Answer session, you may press “*1” on your touchtone phone to ask a question. Today’s conference is being recorded. If you have any objections, you may disconnect at this time. And now I would like to turn the meeting over to Mr. Wade Pursell. Sir, you may begin.
     WP: Thank you, and good morning everyone. Welcome to The First Quarter 2006 Earnings Call for Helix Energy Solutions. Thank you for joining us this morning. With me today is Owen Kratz, our Chairman and CEO, Martin Ferron, our President, Bart Heijermans, our Chief Operating Officer, and Jim Connor, our General Counsel. Hopefully everyone has in front of him the copy of our press release, which we released last night, and the slide presentation, which is linked to the press release.
     If you do not, you can go to our Web-site, “www.helixesg.com,” then “Investor Relations” page, and then click on the webcast presentation there. We’ll be referring to these slides as we go through the call this morning.
     If you turn to Slide 4 in the presentation, you’ll see the outline for the call this morning. I’ll summarize the results and walk through a quick financial overview, then I’ll turn it over to Martin, for some operational highlights in our Contracting Services segment. Owen will then cover the highlights in the Oil and Gas Production segment, and then wrap it up with a strategic overview, followed by the Q&A segment. But, first of all, turning back to Slides 2 and 3, Jim Connor has an important announcement to make.
     JC: Good morning everyone. As noted in our press release and associated presentation, certain statements therein in our discussion today are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a complete discussion of risk factors, we direct your attention to our press release and to our Annual Report on 10-K for the year ended December 31, 2005, filed with the Securities & Exchange Commission.
     WP: Thank you, Jim. Now, turning to Slide 5, the first quarter of 2006 saw us achieve earnings of 67 cents per diluted share. This is more than two times the results achieved in the first quarter of 2005, despite taking a 20-point, $7 million pre-tax charge, or 16 cents, for unsuccessful drilling at the Tulane Prospect. Late in the first quarter, we experienced the mechanical failure at Tulane, and further analysis resulted in the abandonment of the well. We’ve run a successful efforts through method accounting and, we wrote off all of our drilling costs relating to this well. We’ll continue to evaluate the various options with the operator for recovering the potential reserves, and Owen will speak more to this when he covers the oil and gas production segment later.
     Now, turning to Slide 6, not too long ago, in 2002, we topped $300 million in annual revenues for the first time. We almost did that in the first quarter of this year. Two hundred ninety-two point six million of consolidated revenues represents an 83 percent increase over last year’s first quarter, driven primarily by significant improvements in contracting services revenues, which is the maroon boxes on your slide, due to the introduction of newly-acquired assets, the Stolt and Offshore vessels, and improved market conditions across all business lines within contracting services.
     On the right, you see gross profit of $102.3 million, which essentially doubled the $51.9 million achieved in last year’s first quarter. Gross profit margins of 35 percent were two points better than the year ago quarter, despite the Tulane charge. Without this charge, margins would have been 42 percent, driven again by the significantly improved market conditions in contracting services. SG&A of $21 million increased $8.2 million from the same period a year ago, due primarily to increased overhead to support the company’s growth over the last year. On a percentage of revenue basis, SG&A actually improved year over year from eight percent last year to seven percent in the first quarter of this year.
     Equity in earnings $6.2 million reflects are share of Deepwater Gateway’s earnings for the quarter related to the Marco Polo facility, as well as our share of Offshore Technology Solutions Limited’s earnings, which is the Trinidadian company to which we invested in last year. Regarding the tax rate for the quarter, the effective rate was 34.1 percent, which is nearly two points less than the 36 percent of last year’s first quarter. And that’s due primarily to the improved profitability in all jurisdictions, driving the company’s ability to realize foreign tax credits.
     Looking at the full year 2006, and turning to Slide 7, our original guidance for 2006 was $2.30 to $3.30 per share, due primarily to the continued strengthening of the contracting services markets. Even with the disappointing Tulane charge in the first quarter, we are raising the lower end of our guidance for ‘06 to a revised range of $2.70 to $3.30. You can see on the chart on Slide 7, this reflects growth over 2005, resulting in at least 51 percent growth, up to 85 percent growth.
     On Slide 8, see how these results translate to return on capital, probably our most important metric. Notice we ended 2005 with 17 percent return on capital, and we’re off and running in 2006 at a 21 percent ROC pace. And, as a reminder, we compute this based on after tax earnings before interest charges. Looking at the balance sheet, see Slide 9, during the first quarter, we completed the second and third phases of the acquisitions from Stolt Offshore, and also bought the Caesar. Total debt at the end of the quarter was $445 million — essentially the same as that at year-end, which represents 37 percent debt to book capitalization and with the $425 million of trailing 12-month EBITDA now, this represents about one times trailing 12-month EBITDA level.
     Summarizing CapEx real quick, the total capital invested in the first quarter of 2006 was $150 million; $126 million of that related to contracting services, with the remaining $24 million for oil and gas production. Included in the contracting services amount was the acquisition of the Caesar and the final phases of the Stolt acquisition, which was the DBA to one, and the Kestrel, as well as some progress payments on the construction of the Independence hub. Oil and gas production CapEx related to well work on the shelf and some cost related to Deep Water pipes. Projected (Inaudible) for the remainder of ‘06, excluding Remington, is $442 million, which should be funded with cash flow from operations. With that, I turn it over to Martin Ferron for contract services highlights.
     MF: Thank you Wade, and good morning everybody. I’m going to start on Slide 10. In summary, we were extremely pleased with the results for the contracting services business, because performance was at the very high end of our expectations, our guidance, for the year. You know, more revenues ... more than doubled year over year, and increased nine percent sequentially. The improvement resulted from a full quarter of contribution from the acquisitions we made last year, you know, the Stolt assets, Torch assets, and Helix RDS. You’ll recall that we had two months in contribution from Stolt and Torch in quarter four, and just one month from Helix RDS. Here we had a full quarter of contribution.
     Turning to Slide 11, gross profit margins improved by 15 points year over year, by six points sequentially. Therefore, it’s pleasing to see that we turned two-thirds of the nine percent increase in revenues into profit. That shows you the impact of the pricing that we’re pushing on a daily basis here. So, margins are at 36 percent already at the top end of our forecast range. For quarter two and the rest of the year, we expect further improvements in performance, again driven mainly by pricing, and this trend should continue for at least the medium term, and we are already bidding well into next year and beyond, gradually increasing pricing.
     Looking at each segment of contracting services, starting on Slide 12, we present you for the first time the results of Helix RDS, our Reservoir and Well Technology company. Both revenue and gross profit were in alignment with our expectations, and this first full quarter of business. The outlook is that activity there was very robust, and we’re looking for new opportunities in international markets, e.g. Trinidad, but a charge we face in this business, and I think it’s the same for any people in business right now, is the retention and recruitment of key personnel now. So that change has to be dealt with as we look to achieve our earnings expectations for the year.
     Turning to Slide 13, and our shelf construction business, this is the subsidiary that is now known as Cal Dive. You can see here that revenues reached almost $120 million for the quarter, with the Stolt and Torch assets contributing for the full period, and gross profit margins were 42 percent. EBITDA margins are roughly the same in this business, so EBITDA is around $50 million for the quarter. You might recall that our expectation for this group previously was around $100- to $125 million. So it rounds us off to a great start.
     Utilization levels at 90 percent in the first quarter obviously benefited from the incremental demand from the hurricanes. We expect our 90 percent utilization to pretty much be the standard for the rest of the year, as that demand continues. I’m also pleased to see the longevity of the hurricane-related work, lasting probably well into next year, and perhaps beyond. And that’s indicated or illustrated by the fact that we’ve just recently contracted the DSV Kestrel to a major operator for 18 months, starting in June.
     Turning to Slide 14 and Deep Water, our pipelay asset utilization Intrepid and the Express reached a hundred percent again. The market is extremely strong for subsea tiebacks right now, and we’re bidding work into next year and beyond. We’re also bidding the Caesar, which is going to be with us next year. Our pricing is improving all of the time. On the Robotic side, we do see some seasonality in this business, especially in the North Sea, and also in the pipelay marketplace. So, utilization did drop five percent on a sequential basis. But you’ll see that pick up as the year progresses here.
     Turning to Slide 16, and well operations, utilization declined by 27 percent basically as we lost around 30 days for each of the Q4000 and Seawell during the quarter for unscheduled downtime. Although both vessels are fully booked until the end of the year, with the Seawell in particular looking set to at least achieve a ten-point gross profit increase compared to 2005, we have found a little bit of downtime to the Q4000 given the second quarter, around eight days. But we’re hoping that we’re going to do a lot better, obviously in this segment in the second quarter and beyond.
     Finishing up contracting services on Slide 17, talking about production facilities, and as I mentioned last time, we did suffer in the fourth quarter from mechanical shut-in of the first K2 Well and that shut-in lasted well into Quarter one. However, the well is producing again now, and we have other wells producing in the sequence that we expected, such that we ended the quarter with around 40,000 barrels of equivalent oil production. We do expect the further five wells to be brought online from the K2/K2N and Genghis Khan fields by the end of the year, and equity income should fall in our guidance range of $27-32 million. However, at this time, we’re expecting the low end of the range, and we’ll update that at the end of the second quarter. Finally, the Independence hub is still on track for mechanical completion at the end of the year. So we’re looking forward to a contribution from that next year. So that’s contracting services. I’ll now hand it over now to Owen for oil and gas comments.
     OK: Good morning everyone. I’ll try and speak to Slides 18 and 19 to begin with here. There’s a lot of moving parts to the picture with the unexpected well failure costs, commodity pricing depletion, production enhancement efforts, hurricane impact, regulatory impact. But before I try and touch on each of those, let me start out with just a bottom-line statement that, other than the charts for Tulane, things are good. Quarter to quarter, revenues are up 15 percent, margins up four percent and production rates are up 21 percent. But keep in mind that’s following a quarter that was impacted by the hurricane.
     A little clearer picture shows up when you look year to year. Revenues are up 27 percent, margins are up five percent. But production rates are down 10 percent year over year. This is still a good trend, a good result. But the area of focus here for us obviously is the year over year production rates. Now, Gunnison is producing as expected. So that’s really positive news. Our shelf production is the area that’s below where it should be. Following the hurricanes, we were very successful at restoring production rates, but there are knock-on effects that we need to address over the remainder of this year. Well work that had been planned to enhance the production from pre- hurricane levels that was scheduled for late ‘05 and first quarter of ‘06 has been delayed. And we’ve not be able to get around to it as fast as we had planned.
     Some of the reasons for this is that we’ve had a high allocation resources on regulatory inspections on non-production impairing repair work following on from the hurricanes. We’ve allocated resources to insurance claims. We’ve been unable to contract some of the services needed to do the well work. Everything in the industry’s just a little backed-up right now, which we probably didn’t fully appreciate back in September when we did our assumptions. But, having said that ... now, I’ve got a breakdown of what has been delayed, if anyone is interested. But the largest portion of the impact for the remainder of the year is probably in Tulane. In that, we had two BCF equivalent scheduled for the fourth quarter coming online, which obviously isn’t going to happen now.
     So, having said that, we’ve recovered our production rates, which were down from the hurricanes, and we’re working to get our normal production growth rates now back up to normal levels for going forward. The productions there — it’s just a timing issue, and we will get to it. Total production for the year was estimated going into the year between a range of 44 and 47, which included assumptions for some acquisitions, and the well timing of the well work that I mentioned. At this time, it’s pretty hard for us to quantify what the full year production will look like. But we’ll be able to give you a much clearer picture at the next quarter conference call. But right now, we would just suggest that you look at the low end of the previously announced range.
     The upside is that the commodity pricing is stronger than our assumptions. It appears that they’re going to hold above the levels that we had assumed in our numbers going forward - especially with the hedges that we’ve got in place. I might say that the way we’re looking at things going forward — and in my case, it’s always looking at the worst case, (Laughs) — but just repeating the first quarter results at the actual pricing realized in the first quarter, and without Tulane — without any further recovery in the growth rate of our well work, puts us within the range of meeting the required contribution from production for us to realize the overall earnings guidance that we’ve provided.
     Shifting now a little bit. Let me get into some of the Deepwater production projects — and I believe they’re listed here on page 20, starting on Slide 20. Dawson Deep is scheduled to come online. The contribution to production is not that meaningful from there. Our interest is only ten percent. So I’ll move on. Tiger — let me get my notes here, because I have a little additional information on that. The Tiger was ... well, it’s a PUD. The spud date was delayed due to some early flare-up of the loop currents out there. We wound up parking the rig in shallow water, waiting for it to subside. The well is spudded. It spudded on April 24th.
     Now, that means that the standby costs will add approximately $1.6 million to our total budget of $22 million on that. The project economics are still robust. We should know something when we reach TD towards the end of May, to announce on that. We did have less than a BCF in the fourth quarter in the budget, which began in June. That obviously will now probably begin some time around August, and we’re still thinking that it’s something just less than a BCF for the year there. So, no impact to the budget.
     Moving on to Telemark, we had a 30 percent interest in this as a non-op. We’ve been over a year working on this with our partner, trying to move it forward. It just wasn’t going there. Around Christmas time, we were granted the operatorship, and just this last week, we’ve now taken over a hundred percent of this field. So, we are now in the process of filing development plans with the MMS. That will be done around June. This development will require a small, floating production system, which we do plan to build, and first production is scheduled for ‘08. So, again, there’s really no impact to the ‘06 numbers from this, but it is finally at a point where we’re excited about getting on with the work.
     Devil’s Island is the next one mentioned here. Devil’s Island is a PUD that we are drilling. We did drill an appraisal well on this PUD. It crossed a fault line, and this well determined that the sands up at that area were not pay-bearing. So there will be a sidetrack required on this. We’ve temporarily abandoned the well so that we can take the data and more precisely engineer the proper take point. We’ve got $12 million invested in the project at this point. We are under a promote situation on this one. But we’re moving ahead. Now, there is nothing included in the ‘06 budget for returns from this project. We don’t believe that we’ll be able to get it drilled and into production prior to the end of the year — and we never did.
     Moving onto the next page then, we get to Tulane, which is probably the one everyone wants to really hear about. We paid a two for one promote to get into Tulane, with Amerada Hess. It was an exploration play. It was in a producing area, but it was a new sand; therefore, it qualified as exploration. When we were drilling it, every time that we pulled out of the hole and tried to run casing, the hole would collapse. After multiple attempts at trying to get down through it, it was decided that we should abandon the well, and try and figure out what’s going on here, because we were really eating up a lot of money.
     Unfortunately, when the operator TA’ed the well, the casing strings were cut below the mud line, which means that we could not re-enter the well. And for those that are not real clear on the accounting treatment of these things, there is a difference — and Wade, jump in and correct me when I’m wrong, cause I’m sure I will be, (Laughter) — but my understanding is that for exploration wells, there is a difference between an exploration well and a development well for a PUD. A PUD, if you have a mechanical problem — which we do from time to time — you simply add the cost of that well, like the Tiger, $1.6 million, yeah, that’s your cost basis, and you get on with the project.
     When you’re in an exploration well, if it’s deemed that the well bore cannot be reused, and, in this case, cutting the casing strings sort of was a failure to complete on being able to reuse that well bore. The accounting rules require you to take the writedown. Now, we’re on a successful efforts basis accounting, so that means that we have to take the full writedown in the first quarter, and that’s what we did on this. That doesn’t mean that the prospect is not still there. We never got down far enough to be able to look at it. We are in the process of trying to assess what happened on that well, look at the geology, either pick a new well site, a new well design.
     The downside is it causes a big writedown here. The upside is that the reservoirs are still there, unburdened on a cost-forward basis for taking a fresh look at it. So we’re going to take our time and look at it and assess, along with Amerada Hess what we want to do there going forward. Like I mentioned before, there was two BCF in the fourth quarter in our budget assumptions of our numbers. We obviously won’t be making that ... that’s what’s contributing most significantly to the guidance towards the low end ... production rate for the year.
     Moving on, we do have another exploration well in process. And again, it’s a much less expensive promote, and our interest is only 20 percent, and that’s Huey. It is drilling now. It’s fairly well on, and we’re not having any problems on it. So, this is our only other promoted exploration well. So, we can just hope we can get through this, and I don’t think we’re going to have any problems on this one.
     Moving on to Bass Lite, Bass Lite is sort of still in the future. It’s scheduled to be spudded by the fourth quarter of ‘06 here, with production coming on in ‘07. But there’s nothing in the ‘06 budget. And right now, we’re just in the engineering planning stages of that. We’re not the operator on this one. But we have a very clear idea about what the development plan is going to be on it going forward. So that basically wraps up a summary of the Deepwater prospects that we have. I’ll mention it a little later, but by June, we should have a lot more clarity on this. We’ve got the tough one behind us, and things are looking pretty rosy going forward.
     Next page is 22 — our hedges. You can peruse these at your leisure. But we did benefit significantly over the recent months, from having these hedges in place with the volatility in the commodity pricing that we’ve been seeing. Having said that, I will mention that our actual price realized for Quarter Two, we are not expecting it to be as strong as Quarter One. But still higher than our assumptions, and the guidance that we’ve given.
     Moving on to page 23 is our report card. It’s very early in the day to start putting X’s and checks on this, but I’ll try and do a few. Under contracting services, I think, with a great deal of confidence, we’re going to be well above the revenue targets for the year. Margins also are out-performing by a significant amount. It’s hard to imagine where we’re going to fall short of those. Equity earnings: this is basically Marco Polo. It’s not exactly something that’s within our control, and they disappointed last year. All indications we’re receiving is that the guidance here is still valid.
     The mechanical completion on the Independence hub Martin has mentioned, building of the next construction facility — I think we can put a check by this, because it’s more than likely going to be the Telemark facility. So we’re in control of our own destiny here. Moving to oil and gas production, I’ve mentioned the production rates. Beginning production from at least one of the acquired PUDs — I do believe you’ll see Tiger online this year. I’m going to go out on a limb and say this is going to be the year that we’re going to do our first North Sea acquisition. So, just put a check there, but make sure it’s pencil, (Laughter). And then, on the financial, the earnings guidance, we did rate the lower end without Tulane. I think you would have seen us raise the entire range of this. We’re very confident with the lower end. We’re still trying to assess where the upper end’s going to be, and hopefully by the next quarter, we’ll be able to tighten this up a little bit for you. And safety-wise, we’re trending well, and working hard to continue that trend.
     Having said that, I’ll give myself and my own introduction into the color, (Laughs), segment of the call here. Bottom line: things are good. Now, as I go through this, bear in mind that even when things are great, I tend to focus on the areas that need work. I’m not exactly the greatest hype person in the world, so bear that in mind as I go through this, (Laughs). But I will say that this is the strongest market that I’ve ever seen in my entire career. And it also has the longest legs and most visibility — knock on wood. We’re executing well, and if we can catch a break without further surprises in drilling or vessel time, things should even improve from where they are here going forward. January is typically one of our weaker months. That may be a little bit of an anomaly this year, following the strength of the hurricane work coming late in the year. But we do not have the confidence, and the way things are unfolding to raise the lower end of the guidance range, and the lower end of the guidance range does include unforeseeable negative events. We’ve been pretty critical about what could possibly happen, and it would take us quite a bit to take us down there.
     On the service side, we’re executing well. We did encourage significant time, as Martin mentioned on the Sea Well and the Q4000 in quarter one. Going forward, the Q4000 downtime is extending into the second quarter. We do have the Uncle John going into schedule drydock and

The Midnight Express going into the yard for upgrades later during the year. We’re adding another ROV support vessel on charter. But that vessel’s already contemplated within our numbers. But a few things outside of our numbers are the addition of the Kestrel going onto a long-term contract. The Star coming online, another vessel, and a new-built portable SAT system that’ll be going online at various times over the remainder of the year.
     As Martin mentioned, we are dealing with other companies poaching our people as well as rising costs; but our model is relatively insulated from major impacts, because we’re not volume-driven, and we’re not EPC-driven. So, the costs and the people have less of an impact on us. But, baring any significant incidents going forward, the service side of the company should continue at least at the current levels.
     I would like to mention something on the service side. I get questions all the time, especially lately, people who have read other sites and seen backlog, you know, we do not treat backlog the same way as other contractors do. To us in high demand periods here, backlog is a high risk, even in the high demand period, because you’ve locked in on these EPC terms. (Inaudible) during a previous era, and you may not be able ... right now, we’re seeing a lot of cost increase on materials, availability of components, scheduling right now as its impacting our well service work — it’s just a little bit beyond your control. So, backlog connects would be a detriment at this point. And we don’t need it. You know, all of our assets are booked up basically for the next year. And that near-term rates priced appropriately.
     The way we add backlog is by building up our portfolio of development projects, for us to put our assets on at a time of our choosing. Having said that, and that has a little bearing on what I’ll say later here under production, which I’ll move into now, I mentioned that we do expect commodity pricing to be slightly weaker in Q2 versus Q1, but still stronger than our assumptions. Going forward in the year, we do expect commodity price to strengthen through the year. And we will be laying in additional hedges.
     We are behind on getting our well work back up to expected levels, as I mentioned. But we do think that we’ll see a ramp up throughout the year from the current roughly 97 million cubic feet a day equivalent to in excess of 150. We will have better visibility on the timing of that ramp-up by the time we talk with you at the end of the next quarter.
     But now I want to get into another issue. As proud as we are of the model that we’ve created, along the way, I’ve made some decisions that have resulted in some pretty lessons. The Q1 here, First Quarter included a few decisions of that kind. Tulane was a two-for-one promote that we paid to get into an expiration project. Now if you think about it, if our goal is lower F&D costs and lower risk in order to produce marginal fields, then what in the world are we doing paying a promote, especially on an exploration pump. (Laughs) Well, I have no excuse other than at the end of ‘04 and ‘05, deep development projects were very hard to get into. And I basically just wanted it too much.
     We’ve learned a hard lesson that should have been avoided. The result was the write down in the First Quarter here but I can confidently say that you’re not going to see us doing any more promotes on exploration plays. So that sort of gets into whether or not you treat this as a one off or a recurring event. The other lesson that we’ve learned is on the non-op interest. I think we’re going to be very shy about taking on new non-op interest, going forward, unless there’s a very clear contractual agreement as to what the development plan’s going to be.
     We, at Helix, have unique methodologies for development of marginal fields that can reduce F&D costs. But the operators have to be open to using them. On Telemark we spent $10 million in over a year trying to influence the development plan. now we went into this project as a trial. We wanted to see if we could influence the plan being at 30 percent partner. If we couldn’t, then sure we’re not going to be successful in trying to set up a business to sell our concepts to the open market.

     So what it’s done, now it’s confirmed that our model is the right one where we’re in control of our own destiny and we’ll go out and do these things for ourselves. We do now have a 100 percent ownership and operatorship of Telemark so now we can just get on with the job. Assuming that the MMS will allow us under the remaining time of the lease to get our plan in place.
     So again, on Tulane, is it a one-time event? We think so. We certainly will not enter a similar situation again. Having said that, we do have Huey to finish, which I’ve mentioned. But I might point out on Huey that it’s a 20 percent interest. The promote paid was not anywhere near as high. The dry hole risk is $6 million. And things appear to be going very, very smoothly and well on it.
     Devil’s Island is a non-op promote but that is a PUD. And there are always issues with PUDs as there are with construction contracting. But these are the kinds of issues that we deal with every day. The accounting treatments are something that we’re more familiar with and like I don’t see issues, going forward. We’ve got a tough quarter behind us. The results were spectacular even in spite of it.
     Tulane was probably the biggest risk that we have over the year facing us for the impacting the ‘06 results. We’ve learned a hard lesson and it’s now behind us. Going forward, we’ll continue to execute our long-term strategy. And these actions that we’ve planned on taking are not being dictated by the current strong demands like when the market but by longer-term growth goals. But I will say that the high demand cycle right now certainly makes it a lot easier and the returns are going to be a lot better as we go through implementing these things.
     There are basically ten things we’re looking at getting done here. We’re going to drill up the current prospects that we have while we have reasonable rig rates assigned to them. We’re going to add drilling to the Q4000 to progress our program for ‘07. We’re going to complete the conversion of the baron for export pipelay. We’re going to complete the upgrade to the midnight express for the in-field flow line lane.
     We’re going to close the Remington deal. We’re going to divest the minority interest in Cal Dive. We’re going to continue to seek mature production acquisitions. We’re also going to penetrate the North Sea production market. And we’re going to expand our presence in Southeast Asia and finalize the detail engineering on the next Q vessel. It’s a lot but the rationale of what we do and what we plan on doing is fairly straightforward. By July we’ll have progressed most of this to the point where there’ll be a lot more clarity on the picture of what the company is and what the model is. And at that time, we’re looking forward with excitement to being able to show you what the future growth in returns might look like out of this model.
     So having said that, again, we’re really excited and we’ll talk to you next quarter.
     WP: I guess we’ll move on to the Q&A segment. Marla, are you there?
     M: Yes, I am. Thank you, sir. At this time, if you would like to ask a question, you may press *1. You will be prompted to record your first and last name. To withdraw a question, you may press *2. Once again, if you have a question, please press *1 at this time and our first question comes from Bill Herbert from Simmons and Company.
     BH: Hey, good morning, guys.
     WP: Hi, Bill.
     BH: Martin, you mentioned that the profitability and gross margin associated with the construction business was now at the high end of your guided range for 2006. And that what was witnessed in the 1st Quarter, 36 percent margins, I believe, the guidance is roughly about 35 percent, mid-30’s for the year.
     MH: Twenty-five to 35. Yeah.
     BH: Yeah. It may be trending toward kind of 40 percent towards the end of the year. Given that, where we sort of (Inaudible) if you will in the 1st Quarter and you got pretty good visibility in terms of where you’re bidding. Your offshore construction business for the remainder of the year. Give us a sense as to where leading edge bids are from a gross margin standpoint on average for your fleet. And what we’re likely to witness as the year unfolds in terms of margin evolution.
     MH: Well, I will say you can see in the results that margins improved by six points for the quarter. I’m not sure we’re going to see six points every quarter. I can tell you that. But obviously, we’re continuing to push pricing. What one impact is that certainly in deep water and well intervention, we’re doing work now that we sort of did last year. So some of our backlog was priced last year. But we are bidding work for next year at improved pricing. So you will see an improvement during this year going up to the 40 percent level I talked about before. And I think next year where you see another step up. Yeah?
     BH: And when you talk about another step up, can you bracket that for us in terms of numbers?
     MH: Well, obviously beyond 40, start looking at 45, and then perhaps 50. But I think it’s too early to start talking about that sort of margin.
     BH: Okay. And Owen, you mentioned that the couple times on the most recent conference calls and you made the statement once again that business fundamentals are really the best you’ve ever seen and obviously you’ve been doing this for a while. Give us a sense in terms of the sustainability of current short construction fundamentals. A couple quarters ago, we were all excited about the post-hurricane work and elaborate with respect to the core foundation for the prosperity that you’re witnessing and expected to witness for the foreseeable future.
     OK: Well, starting off, we’re now talking about something different from most of these past cycles that I’m familiar with and that is that we really don’t have a bubble to speak of. Having said that, the hurricane work has got knock-on effects. You’re seeing shortages all over the world. I think that’s in all areas of the globe as opposed to last cycle where you’d have one area heat up well, and then you see a transfer of assets. What I’m seeing right now is a heating up of all of the global arenas so there’s less transfer of assets between the two. And therefore, all of the assets, it’s allowing rates to be moved up a lot more aggressively.
     But the knock-on effects of the hurricane work; first of all, the hurricane work is prolonged in nature because it was extensive. We were working on a high end when these hit and that was a good year later. You know, I could see this hurricane work continuing on certainly through this year and possibly halfway into next year And that’s assuming that there’s not another hurricane.
     But the knock-on effect is that assets have been diverted to hurricane repair work and remediation work and that’s created a backlog of projects waiting to be done. So to those extents, you know, it’s hard to see when we will play enough catch up to get back to a situation that’s normal. I will throw in a caveat though, Bill, and I’m always the pessimist. You know, I do think that there’s a potential artificial bottleneck in the downstream sector, perhaps at the end of ‘07 as a result of drilling rigs potentially being allocated towards exploration rather than development. The cost of rigs causing the cancellation or delay in projects. Availability of rigs is making it a little hard for projects to get scheduled as they want right now.
     Components are scarce. Steel is scarce. Shipyard is scarce. So at some point there is a natural limit to growth in what our industry can realize. And personally, I think we’re near that point right now.
     BH: Okay. And then the last question, while you sort of caution that you would have much better clarity with respect to, I guess, production on the next call, Q1 we generated about 8B’s in change overall. So annualized at about 32 and we’re still sort of comfortable with at least the low end of your range at 44B’s for the year. Just broadly speaking, how do we get there? From the 32 to the 44 guidance for the year?

     OK: It’s primarily through a ramp-up in the well work, how fast we can get there and how solidly we can get back into that range depends on how well we can overcome the shortage of services and reallocation of our resources in the near term. That’s why I say by the end of the 2nd Quarter we should be able to give a clearer view of that. Because if we don’t have it sorted out by then, then we’ve got an issue.
BH: The fact is that at this juncture, given the fact that you scratched that you feel comfortable with the low and the range, seems to imply that you’re relatively competent that that well work is going to consummated in time to reach that target.
     OK: The guys have been well motivated towards that goal. (Laughs)
     BH: All right, guys. Thank you very much.
     M: Roger Reed, Natexis Bleichroeader, you may ask your question.
     RR: Yeah, good morning.
     WP: Hello, Roger.
     RR: I’m just following on with that E&P question, what would be your current production volumes if you looked today?
     WP: You mean what are we producing today?
     RR: Yeah, today. Or last week. I mean the month of April, however you’d look at it.
     WP: Around a 100 million a day.
     RR: And then, moving on from there. Any change in your expectations and the day you would close the Remington transaction?
     WP: I guess I’ll give an update there. We’re waiting on the SEC still. We filed the S-4, March 31st. And we’ve heard that they’re doing a limited review so we’re waiting on their feedback. Once that occurs, which it should occur any day now, I would think. Then we will get the S-4 effective. Then Remington has to give their shareholders 20 days before their meeting. So we’re looking at June.
     RR: And then Helix RDS, obviously the first time you’ve broken that out for us. Is there an integration process going on there? Are they fairly stand-alone? Will they stay that way? What’s the plan there, Owen?
     OK: They’re fairly stand-alone. The way the Helix RDS works is that when they get a client, they form a core team around that client’s specific needs. And we’re sort of just copying that model to the extent that we need Helix RDS on our own production requirements. We are basically becoming an internal client and creating a core team.
     RR: And then a final question, just following up on the margin issue. As you indicated, maybe growth gets a little bit limited with the rig fleet the way it is. In terms of the margins expansion as the hurricane work fades away in ‘07, should we expect to see margins also sort of plateau? Is that your feeling, Martin? Or is it something that as long as the market remains fairly tight, you can continue to push the margins higher. I think Bill indicated 45, 50 percent or maybe that was your comment.
     MF: Yeah, that was my comment. I would say that, I think Owen mentioned that there’s a tremendous sort of backlog of things that haven’t been done because of the hurricane work. And it’s all repair work right now. There’s a whole bunch of projects would have been delayed. So we’re assuming that the hurricane runs out sometimes next year. I think it’ll be the end of next year looking at the Kestrel contract, for example. Then we should have a whole bunch of shallow-water projects to address. Then for deep water, it’s more of a secular growth story. We’ve got work for our assets well into next year already and we’re getting work beyond that. So we’re just pushing products with every bid opportunity.
     Well operations, only produce 13 percent margins in Quarter 1 because of the delays or downtime we had. So obviously with higher utilization, we can do better there. So that’s the background to where we are on margin.

     OK: I might just add something to that. There’s a little anomaly to this cycle versus the previous cycles. You know, in the past we’ve always seen, there’s always been a discrepancy between Gulf of Mexico rates and let’s say North Sea rates. In the past, you’ve seen North Sea operators bringing assets in but basically trying to buy their way in to a new market. So the rates haven’t been that different from Gulf rates. The anomaly is that this time you’ve had a lot of very large sophisticated vessels brought into the Gulf of Mexico. We’ve been a little reluctant to just add capacity. But there have been producers putting these larger vessels on long-term contracts at substantially higher rates than anything the Gulf has ever been able to sustain before.
     Because they’re long term in nature and the fact that they’ve done so many of them here. It’s sort of creating a new plateau in the Gulf of Mexico for the expectations where rates should be. I think that’s a real positive thing for us.
     RR: Okay. Thank you.
     M: Alan Garry, Raymond James & Associates. Your line’s open.
     AG: Morning, guys.
     WP: Morning.
     AG: I just wanted to get a little bit more clarity on your guidance range. Is that net of the complications with the drilling at the Tulane prospect?
     WP: Yes.
     AG: And looking forward to getting another update on the shallow-water spin off of the Cal Dive unit. What is the timing there? What can we expect there?
     WP: Nothing’s been determined yet. You know, one of the reasons for this divestment of that minority interest is to recoup capital and recover from debt incurred as a result of the Remington transaction. So we’re sort of viewing the timing as sort of a connected event.
     AG: Okay, so it’s somewhat contingent upon timing of the Remington acquisition?
     MF: Yeah. We haven’t kicked anything off.
     AG: And just the last question here. You mentioned in your goals going forward that we might see, or there’s a high probability of seeing the much anticipated move into the North Sea. Could we get a little bit more clarity as to maybe even the timing, more so the size of the scope as to how you plan on penetrating that market near term?
     OK: We’re taking a long term approach to the North Sea. The penetration that you’ll see us make here is a relatively minor move. The North Sea has a lot of bureaucratic and regulatory and tax issues that need to be sort of worked through with the DTI, which is their equivalent of the MMS here. Our strategy, or our tactics for our long-term strategy, is to at least become a player in a small sense and through that small participation, then to work proactively to introduce new models for how to handle things such as securitization issues of the abandonment. So when we make the deal this year, it’ll be a relatively small mature property, likely, with a step-out opportunity that we’ll then drill and complete.
     AG: Thanks you guys. That’s it.
     WP: Thank you.
     M: Preston Dickerson with Guggenheim Partners. You may ask your question.
     PD: Hi. Just wanted to reconcile the cash burn during the quarter. Looks like it was at 91 million as of December and now it’s at about 38 million. I’m wondering if you guys, there’s no cash flow. I was wondering if you could just sort of highlight the main items that would be draw downs in cash.
     WP: Sure. I mean obviously we’ll be filing our Q in a few days and you’ll have a full cash flow statement there. You know, as I mentioned, we have a $150 of CapEx during the 1st Quarter. And most of that was on the contracting services side for the, I guess the culminating Stolt acquisition, final two phases, closing on the Kestrel and the DBA to one. That was nearly 80 million back sale. And then the remainder was some more, I think, 11 million. Our capital calls for the Independence Hub construction. And then the rest, we also acquired the Caesar in the 1st Quarter. That was 28 million. And then the rest was well work, and deep water pipe cost on the oil and gas production side. That’s the real reason.
     PD: And going forward, have you all provided, I guess, any guidance or expectations of CapEx throughout the rest of 2006? Would it be safe to assume that Q1 was especially heavy?
     WP: As I mentioned, our CapEx for the remainder of the year is in the 440 million range. And that excludes anything from Remington.
     PK: I’ll add a little forward-looking.
     M: Sure. Go ahead.
     OK: Following Remington we do expect our debt to peak. And it’ll peak up at the high 40 percent, almost 50 percent range. That’s partial thought behind the divestment of the Cal Dive interest. To bring the debt back down. I mentioned ten actions that we have planned going forward. The timing and pace of those capital spending programs will be sort of managed. Our intent is to pay our debt back down and then manage our debt in the 30-35 percent range of debt-to-book cap. And that’s a range that we’re comfortable with. And that’s where all of our cash flow is sort of targeted for.
     WP: To add to that. We’re not uncomfortable with that debt level. But as Owen said, 35 percent is where we’d like to be because we’re comfortable doing this because we’re very comfortable with our cash flow visibility, even when we close and raise that debt level, that’ll be two times debt to EBITDA level.
     OK: The reason I like that level is I’m trying to fund the capital that supports long-term sustainable growth. But I also like to have at least enough in there to take advantage of opportunistic moves such as the Remington transaction, which we then recover from very quickly and get ready for the next one.
     PD: Okay. Thank you.
     WP: Thank you.
     M: Jim Lewis. Citadel Investment Group. You may ask your question.
     JL: Hey, guys.
     WP: Morning, Jim.
     JL: One topic that we used to talk a lot about on these conference calls and I notice that you didn’t touch on at all is there’s been a lot of discussion of the P&A market in the Gulf of Mexico relative to some other companies. I know that you’re not very directly involved in that as a service line. But I wonder if given the amount of P&A work that’s out there right now, according to some other people, whether there might be opportunities to do good old-fashioned ERT type transactions? Or whether there’s some other benefits to your shallow-water business that you’re just not highlighting.
     WP: Well, as far as us moving stronger into P&A work, and abandonment at work, I think we have enough on our plate right now and I wish all the others well. I chased that hockey stick for a while. Right now there’s an awful lot of wreck removal work going on which is keeping all of the abandonment assets pretty busy following the hurricane work. So when people get around to abandonment again, I’m not really sure. I will say though that I think the mature property market is actually going to become sort of a buyers market here potentially over the next 12 to 18 months. But that’s primarily, it may be partially driven by the abandonment liabilities and the cost of the abandonment scaring people these days. But I think it’s even more driven by the new insurance renewal of terms.
     JL: Okay. Thanks a lot.
     M: Once again, if you would like to ask a question, please *1. One moment. At this time we have no further questions.

     WP: Okay. Well, thanks everyone and we look forward to reporting to you next quarter. As a reminder, our shareholder meeting is next Monday, May 8th at the Greenspoint Club. We hope to see some of you there. Thanks.